Exhibit 99.1

PDD Holdings Announces First Quarter 2025 Unaudited Financial Results

DUBLIN and SHANGHAI, May 27, 2025 (GLOBE NEWSWIRE) – PDD Holdings Inc. (“PDD Holdings” or the “Company”) (NASDAQ: PDD), today announced its unaudited financial results for the first quarter ended March 31, 2025.

First Quarter 2025 Highlights

●	Total revenues in the quarter were RMB95,672.2 million (US$[1] 13,184.0 million), an increase of 10% from RMB86,812.1 million in the same quarter of 2024.

●	Operating profit in the quarter was RMB16,085.6 million (US$2,216.7 million), a decrease of 38% from RMB25,973.7 million in the same quarter of 2024. Non-GAAP[2] operating profit in the quarter was RMB18,259.7 million (US$2,516.3 million), a decrease of 36% from RMB28,552.2 million in the same quarter of 2024.

●	Net income attributable to ordinary shareholders in the quarter was RMB14,741.8 million (US$2,031.5 million), a decrease of 47% from RMB27,997.8 million in the same quarter of 2024. Non-GAAP net income attributable to ordinary shareholders in the quarter was RMB16,916.0 million (US$2,331.1 million), a decrease of 45% from RMB30,601.8 million in the same quarter of 2024.

“In the first quarter, we made substantial investments in our platform ecosystem to support merchants and consumers amid rapid changes in the external environment,” said Mr. Lei Chen, Chairman and Co-Chief Executive Officer of PDD Holdings. “These investments weighed on short-term profitability but gave merchants the room to adapt and focus on high-quality, sustainable growth, strengthening the long-term health of the platform.”

“Amid growing uncertainties, we see enhanced merchant support as essential to building a healthy merchant ecosystem that can deliver satisfactory shopping experiences for consumers,” said Mr. Jiazhen Zhao, Executive Director and Co-Chief Executive Officer of PDD Holdings. “That is why we have made the strategic decision to increase our ecosystem investments to help drive sales and reduce costs for a broader base of SME merchants.”

“As communicated previously, a slowdown in growth rate is expected as our business scales and challenges emerge. This trend has been further accelerated by the changes in the external environment in the first quarter,” said Ms. Jun Liu, VP of Finance of PDD Holdings. “Our financial results may continue to reflect the impact of sustained investments in the ecosystem as we support merchants and consumers through uncertain times.”

1 This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.2567 to US$1.00, the noon buying rate in effect on March 31, 2025 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 The Company’s non-GAAP financial measures exclude share-based compensation expenses and fair value change of certain investments. See “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

First Quarter 2025 Unaudited Financial Results

Total revenues were RMB95,672.2 million (US$13,184.0 million), an increase of 10% from RMB86,812.1 million in the same quarter of 2024. The increase was primarily due to the increase in revenues from online marketing services and transaction services.

●	Revenues from online marketing services and others were RMB48,722.2 million (US$6,714.1 million), an increase of 15% from RMB42,456.2 million in the same quarter of 2024.

●	Revenues from transaction services were RMB46,950.0 million (US$6,469.9 million), an increase of 6% from RMB44,355.8 million in the same quarter of 2024.

Total costs of revenues were RMB40,947.1 million (US$5,642.7 million), an increase of 25% from RMB32,694.7 million in the same quarter of 2024. The increase mainly came from the increased fulfilment fees and payment processing fees.

Total operating expenses were RMB38,639.5 million (US$5,324.7 million), an increase of 37% from RMB28,143.7 million in the same quarter of 2024. The increase was primarily due to the increase in sales and marketing expenses.

●	Sales and marketing expenses were RMB33,402.7 million (US$4,603.0 million), an increase of 43% from RMB23,410.7 million in the same quarter of 2024, mainly due to the increased spending in promotion and advertising activities.

●	General and administrative expenses were RMB1,658.9 million (US$228.6 million), compared with RMB1,823.4 million in the same quarter of 2024.

●	Research and development expenses were RMB3,577.8 million (US$493.0 million), compared with RMB2,909.6 million in the same quarter of 2024.

Operating profit in the quarter was RMB16,085.6 million (US$2,216.7 million), a decrease of 38% from RMB25,973.7 million in the same quarter of 2024. Non-GAAP operating profit in the quarter was RMB18,259.7 million (US$2,516.3 million), a decrease of 36% from RMB28,552.2 million in the same quarter of 2024.

Net income attributable to ordinary shareholders in the quarter was RMB14,741.8 million (US$2,031.5 million), a decrease of 47% from RMB27,997.8 million in the same quarter of 2024. Non-GAAP net income attributable to ordinary shareholders in the quarter was RMB16,916.0 million (US$2,331.1 million), a decrease of 45% from RMB30,601.8 million in the same quarter of 2024.

Basic earnings per ADS was RMB10.59 (US$1.46) and diluted earnings per ADS was RMB9.94 (US$1.37), compared with basic earnings per ADS of RMB20.33 and diluted earnings per ADS of RMB18.96 in the same quarter of 2024. Non-GAAP diluted earnings per ADS was RMB11.41 (US$1.56), compared with RMB20.72 in the same quarter of 2024.

Net cash generated from operating activities was RMB15,516.9 million (US$2,138.3 million), compared with RMB21,067.2 million in the same quarter of 2024.

Cash, cash equivalents and short-term investments were RMB364.5 billion (US$50.2 billion) as of March 31, 2025, compared with RMB331.6 billion as of December 31, 2024.

Other non-current assets were RMB76.2 billion (US$10.5 billion) as of March 31, 2025, compared with RMB83.4 billion as of December 31, 2024, which mainly included time deposits, held-to-maturity debt securities, and available-for-sale debt securities.

Conference Call

The Company’s management will hold an earnings conference call at 7:30 AM ET on May 27, 2025 (12:30 PM IST and 7:30 PM HKT on the same day).

The conference call will be webcast live at https://investor.pddholdings.com/investor-events. The webcast will be available for replay at the same website following the conclusion of the call.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating profit, non-GAAP net income attributable to ordinary shareholders, non-GAAP diluted earnings per ordinary share, and non-GAAP diluted earnings per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s non-GAAP financial measures exclude the impact of share-based compensation expenses and fair value change of certain investments.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses and fair value change of certain investments, which are non-cash charges. The Company also believes that the non-GAAP financial measures may provide further information about the Company’s results of operations, and enhance the overall understanding of the Company’s past performance and future prospects.

The Company’s non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. These non-GAAP financial measures do not reflect all items of income and expenses that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in the e-commerce markets globally and in the countries or regions where the Company has operations; changes in its revenues and certain cost or expense items; the expected growth of e-commerce markets globally and in the countries or regions where the Company has operations; developments in the relevant governmental policies and regulations relating to the Company’s industry; and general economic and business conditions globally and in the countries or regions where the Company has operations; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About PDD Holdings

PDD Holdings is a multinational commerce group that owns and operates a portfolio of businesses. PDD Holdings aims to bring more businesses and people into the digital economy so that local communities and small businesses can benefit from the increased productivity and new opportunities.

For investor and media inquiries, please contact:

investor@pddholdings.com

media@pddholdings.com

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2024	March 31, 2025
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	57,768,053	70,126,217	9,663,651
Restricted cash	68,426,368	65,131,872	8,975,412
Receivables from online payment platforms	3,679,309	5,475,075	754,486
Short-term investments	273,791,856	294,374,619	40,565,907
Amounts due from related parties	7,569,180	7,411,701	1,021,360
Prepayments and other current assets	4,413,466	5,254,619	724,106
Total current assets	415,648,232	447,774,103	61,704,922

Non-current assets
Property, equipment and software, net	879,327	810,743	111,723
Intangible assets	19,170	18,224	2,511
Right-of-use assets	5,064,351	5,621,015	774,597
Deferred tax assets	15,998	62,764	8,649
Other non-current assets	83,407,238	76,226,396	10,504,278
Total non-current assets	89,386,084	82,739,142	11,401,758

Total Assets	505,034,316	530,513,245	73,106,680

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2024	March 31, 2025
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Amounts due to related parties	801,859	1,109,924	152,952
Customer advances and deferred revenues	2,947,041	2,945,057	405,840
Payable to merchants	91,655,947	92,515,127	12,748,925
Accrued expenses and other liabilities	69,141,831	76,207,380	10,501,657
Merchant deposits	16,460,600	16,620,020	2,290,300
Convertible bonds, current portion	5,309,597	5,302,063	730,644
Lease liabilities	2,105,978	2,325,177	320,418
Total current liabilities	188,422,853	197,024,748	27,150,736

Non-current liabilities
Lease liabilities	3,191,565	3,625,587	499,619
Deferred tax liabilities	106,774	161,511	22,257
Total non-current liabilities	3,298,339	3,787,098	521,876

Total Liabilities	191,721,192	200,811,846	27,672,612

Shareholders’ equity
Ordinary shares	180	180	25
Additional paid-in capital	117,829,308	120,003,756	16,536,960
Statutory reserves	237,680	237,680	32,753
Accumulated other comprehensive income	7,824,545	7,296,543	1,005,491
Retained earnings	187,421,411	202,163,240	27,858,839
Total Shareholders’ Equity	313,313,124	329,701,399	45,434,068

Total Liabilities and Shareholders’ Equity	505,034,316	530,513,245	73,106,680

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of RMB and US$)

	For the three months ended March 31,
	2024	2025
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	86,812,059	95,672,175	13,183,978
Costs of revenues	(32,694,686)	(40,947,100)	(5,642,661)

Sales and marketing expenses	(23,410,655)	(33,402,741)	(4,603,021)
General and administrative expenses	(1,823,445)	(1,658,943)	(228,608)
Research and development expenses	(2,909,620)	(3,577,828)	(493,038)
Total operating expenses	(28,143,720)	(38,639,512)	(5,324,667)

Operating profit	25,973,653	16,085,563	2,216,650

Interest and investment income, net	5,048,589	223,125	30,747
Foreign exchange gain/(loss), net	214,518	(242,140)	(33,368)
Other income, net	1,881,248	3,261,292	449,418

Profit before income tax and share of results of equity investees	33,118,008	19,327,840	2,663,447
Share of results of equity investees	(52,430)	(105,180)	(14,494)
Income tax expenses	(5,067,752)	(4,480,831)	(617,475)
Net income	27,997,826	14,741,829	2,031,478

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended March 31,
	2024	2025
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net income	27,997,826	14,741,829	2,031,478
Net income attributable to ordinary shareholders	27,997,826	14,741,829	2,031,478
Earnings per ordinary share:
-Basic	5.08	2.65	0.36
-Diluted	4.74	2.49	0.34

Earnings per ADS (4 ordinary shares equals 1 ADS ):
-Basic	20.33	10.59	1.46
-Diluted	18.96	9.94	1.37

Weighted-average number of ordinary shares outstanding (in thousands):
-Basic	5,509,682	5,567,803	5,567,803
-Diluted	5,907,021	5,932,325	5,932,325

PDD HOLDINGS INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended March 31,
	2024	2025
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
- Online marketing services and others	42,456,243	48,722,171	6,714,094
- Transaction services	44,355,816	46,950,004	6,469,884
Total	86,812,059	95,672,175	13,183,978

PDD HOLDINGS INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended March 31,
	2024	2025
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation expenses included in:
Costs of revenues	17,514	56,694	7,813
Sales and marketing expenses	672,375	637,284	87,820
General and administrative expenses	1,251,768	923,943	127,323
Research and development expenses	636,885	556,212	76,648
Total	2,578,542	2,174,133	299,604

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended March 31,
	2024	2025
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net cash generated from operating activities	21,067,179	15,516,943	2,138,292
Net cash used in investing activities	(28,290,121)	(6,383,976)	(879,736)
Net cash generated from financing activities	30	219	30
Effect of exchange rate changes on cash, cash equivalents and restricted cash	147,924	(69,518)	(9,579)

(Decrease)/increase in cash, cash equivalents and restricted cash	(7,074,988)	9,063,668	1,249,007
Cash, cash equivalents and restricted cash at beginning of period	121,779,905	126,194,421	17,390,056
Cash, cash equivalents and restricted cash at end of period	114,704,917	135,258,089	18,639,063

PDD HOLDINGS INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended March 31,
	2024	2025
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Operating profit	25,973,653	16,085,563	2,216,650
Add: Share-based compensation expenses	2,578,542	2,174,133	299,604
Non-GAAP operating profit	28,552,195	18,259,696	2,516,254

Net income attributable to ordinary shareholders	27,997,826	14,741,829	2,031,478
Add: Share-based compensation expenses	2,578,542	2,174,133	299,604
Add: Loss from fair value change of certain investments	25,437	-	-
Non-GAAP net income attributable to ordinary shareholders	30,601,805	16,915,962	2,331,082

Non-GAAP diluted weighted-average number of ordinary shares outstanding (in thousands)	5,907,021	5,932,325	5,932,325

Diluted earnings per ordinary share	4.74	2.49	0.34
Add: Non-GAAP adjustments to earnings per ordinary share	0.44	0.36	0.05
Non-GAAP diluted earnings per ordinary share	5.18	2.85	0.39
Non-GAAP diluted earnings per ADS	20.72	11.41	1.56